Exhibit 99.11

MR SAM SAMPLE 123 SAMPLES STREET SAMPLETOWN SS X9X 9X9 00Y5JB Security Class COMMON SHARES C1234567890 X X X Holder Account Number 9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Fold Fold CPUQC01.E.INT/000001/i1234 Form of Proxy - Annual and Special Meeting to be held on May 3, 2013 This Form of Proxy is solicited by and on behalf of Management of Cipher Pharmaceuticals Inc. (the “Corporation”) . • Smartphone? Scan the QR code to vote now. VOTE USING THE TELEPHONE, INTERNET, MAIL OR FAX 24 HOURS A DAY 7 DAYS A WEEK! If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail, Internet or Fax are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the other voting methods outlined above to vote this proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 • Go to the following web site: www.investorvote.com To Vote Using the Internet . • Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free To Vote Using the Telephone . • Complete, sign and date the reverse hereof. • Forward it by fax to 1-866-249-7775 for calls within Canada and the U.S. There is NO CHARGE for this call. • Forward it by fax to 416-263-9524 for calls outside Canada and the U.S. To Vote by Fax • Complete, sign and date the reverse hereof. • Return this Proxy in the envelope provided. To Vote by Mail 1. Every holder has the right to appoint a person of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting or any adjournment or postponement hereof. If you wish to appoint a person or company other than the persons whose names are printed herein (who are directors or officers of the Corporation), please insert the name of your chosen proxyholder in the space provided (see reverse). 2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this Proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy, 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder. 5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted FOR the election of the Management nominees listed in Item 1; FOR the re-appointment of PricewaterhouseCoopers LLP as auditor of the Corporation and authorizing the directors to fix the auditor’s remuneration in Item 2; FOR the special resolution for the reduction of the legal stated capital in Item 3; and FOR the resolution to amend the Corporation’s stock option plan in Item 4. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments or variations to maters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. Please refer to the accompanying Management Information Circular dated March 29, 2013 with respect to the meeting for further information regarding completion of this proxy, revocation of the proxy and other information pertaining to the meeting. Proxies submitted must be received by 5:00 pm, Toronto Time, on May 1, 2013. Notes to proxy 99.11 Form of Proxy for the 2013 Annual Meeting

999999999999 WCMQ MR SAM SAMPLE 123 C1234567890 XXX 0 4 6 1 2 9 Fold Fold . A R 1 If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist. Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. 00Y5KB Authorized Signature(s) - This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. DD / MM / YY . Signature(s) Date Appointment of Proxyholder Print the name of the person you are appointing if this person is someone other than the two Management nominees listed herein. I/We, being shareholder(s) of Cipher Pharmaceuticals Inc. hereby appoint: William C. Garriock, or failing him, Larry Andrews, OR as my/our proxyholder with full power of substitution and to attend, act and to vote for an on behalf of the shareholder in accordance with the following direction and all other matters that may properly come before the Annual and Special Meeting of shareholders of Cipher Pharmaceuticals Inc. to be held at 333 Bay Street, Suite 3400, Toronto, Ontario on May 3, 2013 at 11:00 am (Toronto time) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES. 3. Special Resolution with respect to Stated Capital The passing, with or without alteration or modification, of a special resolution, the text of which is set out in the section “Reduction of Stated Capital” in the accompanying Management Information Circular, authorizing the reduction of the legal stated capital account in respect of the common shares of the Corporation. Against For For 2. Appointment of Auditors The re-appointment of PricewaterhouseCoopers LLP as the auditor of the Corporation and authorization of the directors of the Corporation to fix the auditor’s remuneration. Withhold 4. Resolution with respect to the Corporation’s Stock Option Plan The passing with or without alteration or modification, of a resolution, the text of which is set out in the section “Amendment of Stock Option Plan” in the accompanying Management Information Circular, authorizing an amendment to the Corporation’s stock option plan. Against For 1. Election of Directors Withhold For 01. William C. Garriock Withhold For 02. Dr. John D. Mull Withhold For 03. Gerald P. McDole 04. Stephen R. Wiseman 05. Dr. Stefan Aigner 06. Dr. William D. Claypool 07. Larry Andrews